Exhibit 99.1

Information on the total number of voting rights and shares

June 10, 2026

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), June 10, 2026, 11:00 pm CET / 5:00 pm ET – In accordance with article 15 of the Law of May 2, 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issuance of 55,232,558 new shares in connection with its previously announced underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States, including within the European Union.

•	Share capital: EUR 7,073,687.00

•	Total number of securities carrying voting rights: 99,926,284 (all ordinary shares)

•	Total number of voting rights (= denominator): 99,926,284 (all relating to ordinary shares)

•	Number of rights to subscribe to securities carrying voting rights not yet issued (on May 31, 2026): 3,322,832 (all granted subscription rights; this number excludes 462,677 subscription rights that were issued but not yet granted)

•	Total number of convertible bonds: 225 convertible bonds with a nominal value of EUR 83,000 per bond

•	Total number of voting rights that can be obtained in case of conversion of all 225 convertible bonds at the current (revised) conversion price of EUR 1.48 per share: 12,618,243 (this number does not take into account the conversion of interest)

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

•	2026 06 10 - Press release - Number of shares (ENG)